UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Falcon’s Beyond Global, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

306121104

(CUSIP Number)

Lucas Demerau

c/o Infinite Acquisitions Partners LLC

2430 Pump Road #356

Henrico, Virginia 23233

407-801-0553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 306121104

1.	Names of Reporting Persons Infinite Acquisitions Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,982,819(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,982,819(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,982,819(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 77.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents (i) 1,664,640 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Falcon’s Beyond Global, Inc. (the “Issuer”), (ii) 775,000 Earnout Shares (as defined in Item 3 of this Schedule 13D) (in the form of Class A Common Stock), (iii) 3,270,240 shares of Class A Common Stock issuable upon the redemption of an equal number of common units (“Common Units”) of Falcon’s Beyond Global, LLC (“Falcon’s LLC”), a subsidiary of the Issuer and (iv) 22,272,939 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units. Does not include an additional 33,266,608 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned. See Items 3 and 5.

(2)	Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 5.

CUSIP No. 306121104

1.	Names of Reporting Persons Erudite Cria, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,982,819(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,982,819(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,982,819(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 77.0%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 1,664,640 shares of Class A Common Stock of the Issuer, (ii) 775,000 Earnout Shares (as defined in Item 3 of this Schedule 13D) (in the form of Class A Common Stock), (iii) 3,270,240 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units of Falcon’s LLC, a subsidiary of the Issuer and (iv) 22,272,939 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units. Does not include an additional 33,266,608 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned. See Items 3 and 5.

(2)	Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) is being filed to report beneficial ownership of certain shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Falcon’s Beyond Global, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 6996 Piazza Grande Avenue, Suite 301, Orlando, Florida 32835.

Item 2. Identity and Background

(a) – (c), (f) This Schedule 13D is filed by (i) Infinite Acquisitions Partners LLC (“Infinite Acquisitions”) and (ii) Erudite Cria, Inc. (“Infinite Manager” and, together with Infinite Acquisitions, the “Reporting Persons”). Infinite Manager is the manager of Infinite Acquisitions and has voting and investment discretion with the respect to the securities held by Infinite Acquisitions. Investment and voting decisions at Infinite Manager with respect to the securities held by Infinite Acquisitions are made by the board of directors of Infinite Manager. Each director has one vote on all matters presented to the board of Infinite Manager, except that the chairman of the board of directors, Lucas Demerau, has two votes on all matters presented to the board of Infinite Manager. Therefore, no individual director of Infinite Manager is the beneficial owner, for purposes of Rule 13d-3 of the Exchange Act, of the securities held by Infinite Acquisitions. The address of the Reporting Persons is 2430 Pump Road #356, Henrico, Virginia 23233. Infinite Acquisitions is a holding company formed primarily for the purpose of holding securities of the Issuer and Infinite Manager is a corporation formed for the purpose of managing Infinite Acquisitions. Infinite Acquisitions is a Delaware limited liability company. Infinite Manager is a Delaware corporation.

Certain information concerning the identity and background of each of the directors of Infinite Manager is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d) During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

On October 6, 2023, the Issuer completed the business combination transaction contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended by Amendment No. 1 dated June 25, 2023, Amendment No. 2 dated July 7, 2023, and Amendment No. 3 dated September 1, 2023 (the “Merger Agreement”), by and among the Issuer, FAST Acquisition Corp. II, a Delaware corporation (“FAST II”), Falcon’s Beyond Global, LLC, a Florida limited liability company that has since redomesticated as a Delaware limited liability company (“Falcon’s LLC”), and Palm Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, among other things, Falcon’s LLC combined with FAST II in a series of transactions (collectively, the “Business Combination”) that resulted in the Issuer becoming a publicly traded company and controlling Falcon’s LLC in an “Up-C” structure.

In connection with the Business Combination:

•

Infinite Acquisitions received 225,000 shares of Class A Common Stock pursuant to the conversion of the principal amount of $2.25 million outstanding under a promissory note, dated as of January 31, 2023 (the “Infinite Promissory Note”), by and between FAST II and Infinite Acquisitions, as amended. Such shares of Class A Common Stock are subject to a six-month lock-up pursuant to the Company Member Lock-Up Agreement (defined below);

Certain limited liability company units of Falcon’s LLC (“Common Units”) already owned by certain holders became subject to lock-up pursuant to the terms of the Company Member Lock-Up Agreement, dated as of July 11, 2022, by and between, among others, FAST II and Falcon’s LLC, and certain members of Falcon’s LLC, including Infinite Acquisitions (the “Company Member Lock-Up Agreement”), until the earlier of (i) 180 days after the closing date of the Business Combination (i.e. April 3, 2024) and (ii) the date on which the volume weighted average closing sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-consecutive trading day period commencing at least 150 days after the closing date of the Business Combination (the “Company Member Lock-Up Period”). Following the waiver or expiration of a lock-up period, Infinite Acquisitions will have the right under the Amended and Restated Operating Agreement of Falcon’s LLC (the “A&R Operating Agreement”) to cause Falcon’s LLC to redeem such Common Units in whole or in part, for an equal number of shares of the Issuer’s Class A common stock or cash (at the Issuer’s option) and the corresponding shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), will be canceled (the “Redemption Right”);

•

In connection with a private placement of $60.0 million, which occurred prior to the Business Combination, Infinite Acquisitions received an aggregate of 5,270,240 Common Units (such Common Units, the “Financing Units”), which are not subject the terms and conditions of the Company Member Lock-Up Agreement or the Earnout Escrow Agreement (as defined in Item 6 below), and up to 730,000 additional Common Units, which were deposited in escrow at the effective time of the Business Combination and are subject to the terms and conditions of the Earnout Escrow Agreement. Such Common Units are redeemable for an equal number of shares of Class A Common Stock or the cash value thereof pursuant to the Redemption Right.

•

Certain holders of Common Units immediately before the Business Combination received a number of the Common Units (the “Earnout Units”) and shares of Class B Common Stock and Class A Common Stock (as applicable, the “Earnout Shares”), which were deposited in escrow at the effective time of the Business Combination and, pursuant to the terms of the Earnout Escrow Agreement, will be earned, released and delivered upon satisfaction of, or forfeited and canceled upon the failure of, certain milestones related to the EBITDA of the Issuer and the gross revenue of the Issuer during periods between July 1, 2023 and December 31, 2024 and the volume weighted average closing sale price of shares of Class A Common Stock during the five-year period beginning on the one-year anniversary of the Business Combination and ending on the six-year anniversary of the Business Combination (such period, the “Earnout Period” and such end date, the “Earnout Period End Date”). Pursuant to a Stockholder’s Agreement between Infinite Acquisitions and the Issuer (described in Item 6 below), any Earnout Units and Earnout Shares that are earned are subject to an additional one-year lock-up period during which, subject to certain exceptions, such units and shares may not be transferred. In connection with the closing of the Business Combination, Infinite Acquisitions received an aggregate of 33,266,608 Earnout Units and Jefferies LLC assigned all of its rights to receive 775,000 Earnout Shares (in the form of Class A Common Stock) to Infinite Acquisitions without payment or other consideration therefor, none of which have been earned as of the date of this filing.

Following the closing of the Business Combination, on February 9, 2024, Infinite Acquisitions effected the redemption of 2,000,000 Common Units, resulting in the delivery of an equal number of shares of Class A Common Stock and the cancellation of the corresponding shares of Class B Common Stock upon execution of the redemption. Following such redemption, Infinite Acquisitions initiated a delivery of 273,413 shares of Class A Common Stock in fulfilment of obligations under Founder Series Redemption Obligations (defined in Item 6 below) and 286,947 shares of Class A Common Stock in fulfilment of obligations under Strategic Partners Redemption Obligations (defined in Item 6 below), in each case, as further described in Item 6 below.

The references to and descriptions of the Merger Agreement, the Company Member Lock-up Agreement, the A&R Operating Agreement, the Earnout Escrow Agreement and the Stockholder’s Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto.

Item 4. Purpose of Transaction

The information provided and incorporated by reference in Item 6 is hereby incorporated by reference in this Item 4.

As described in Item 3, certain of the shares of Class A Common Stock reported as beneficially owned in this Schedule 13D were acquired in connection with the Business Combination and the remainder of the shares of Class A Common Stock reported as beneficially owned in this Schedule 13D relate to shares of Class A Common Stock that may be received upon redemption of an equal number of Common Units.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions or may enter into agreements relating to the pledging of such shares. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters enumerated in subsections (a)—(j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 5.

(a), (b) The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 27,982,819 shares of Class A Common Stock consisting of:

(i)	1,664,640 shares of Class A Common Stock;

(ii)	775,000 Earnout Shares (in the form of Class A Common Stock);

(iii)	3,270,240 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units and the simultaneous cancellation of an equal number of shares of Class B Common Stock; and

(iv)

22,272,939 shares of Class A Common Stock issuable upon the redemption of Common Units and an equal number of paired shares of Class B Common Stock. Following the waiver or expiration of a lock-up period, Infinite Acquisitions will have the right to cause Falcon’s LLC to redeem such Common Units in whole or in part, for an equal number of shares of the Class A Common Stock or cash (at the Issuer’s option) and the corresponding shares of Class B Common Stock will be canceled, as described in the Issuer’s Prospectus filed with the SEC on December 12, 2023 pursuant to Rule 424(b)(3) (File No. 333-275243) (the “Prospectus”), and subject to limitations set forth in the A&R Operating Agreement (as defined in Item 6 below). Shares of Class B Common Stock have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The beneficial ownership reported above represents 77.0% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The Reporting Persons beneficially own approximately 47.5% of the total common stock outstanding excluding Earnout Shares held for the benefit of securityholders of the Issuer (including Infinite Acquisitions), and such ownership would be equivalent of approximately 44.9% of the total common stock outstanding including the Earnout Shares, based on a total of 136,376,600 total shares of common stock of the Issuer outstanding as of December 12, 2023, as set forth in the Prospectus, which includes a total of 77,500,000 Earnout Shares that are currently held in escrow, as described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 12, 2023.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 8,779,983 shares of Class A Common Stock and 127,596,617 shares of Class B Common Stock issued and outstanding as of November 27, 2023, as reflected in the Prospectus, adjusted to reflect the redemption of 2,000,000 Common Units for shares of Class A Common Stock by Infinite Acquisitions on February 9, 2024 as described in Item 3, plus the 27,542,179 shares of Class A Common Stock that may be received upon redemption of Common Units. This amount does not include the 33,266,608 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock which are outstanding and held in escrow to be earned, released and delivered upon satisfaction of certain milestones set forth in the Earnout Escrow Agreement as described in Item 6 below.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Class A Common Stock subject to earnout conditions or which may be received upon redemption of Common Units. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Item 5 is hereby incorporated by reference in this Item 6.

A&R Operating Agreement. In connection with the transactions contemplated by the Merger Agreement, on October 6, 2023, the Issuer and the other members of Falcon’s LLC, together with Falcon’s LLC, amended and restated the operating agreement of Falcon’s LLC (the “A&R Operating Agreement”), which among other things, set forth the terms of the Common Units and appointed the Issuer as the sole manager of Falcon’s LLC. Following the waiver or expiration of the Company Member Lock-Up Period, if applicable, each holder of Common Units will have the option to cause the Falcon’s LLC to redeem its Common Units in whole or in part. Upon any such redemption, the Issuer will cancel, for no additional consideration, the corresponding shares of Class B Common Stock, and such redeemed Common Units will be exchanged for, at the discretion of a disinterested majority of the board of directors of the Issuer, either (i) an equivalent number of shares of Class A Common Stock (“Share Settlement”) or (ii) an amount of cash equal to the fair market value of such number of shares of Class A Common Stock (“Cash Settlement”); provided, however, that the Issuer may elect to effect a direct exchange of the redeemed Common Units for such Share Settlement or Cash Settlement (subject to limitations set forth in the A&R Operating Agreement). The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Operating Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Stockholder’s Agreement. Infinite Acquisitions holds voting rights with respect to the escrowed Earnout Shares but has entered into a Stockholder’s Agreement with the Issuer pursuant to which Infinite Acquisitions agreed to vote or cause to be voted all such Earnout Shares held for Infinite Acquisitions’ benefit in escrow for or against, to be not voted, or to abstain, in the same proportion as the shares held by the holders of the Issuer’s common stock as a whole are voted for or against, not voted, or abstained on any matter. Further, Infinite Acquisitions has agreed that, upon the satisfaction of the earnout criteria, Earnout Shares and Earnout Units will be subject to a further 365 day lock-up, restricting transfer of such securities. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Stockholder’s Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement. The Issuer and certain other holders of securities of the Issuer, including Infinite Acquisitions, are parties to that Registration Rights Agreement, dated October 5, 2023 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer agreed to, among other things, register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, shares of Class A Common Stock that are held by such holders from time to time. Subject to certain customary exceptions, the parties also have piggyback registration rights. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Company Member Lock-Up Agreement. FAST II and Falcon’s LLC, and certain members of Falcon’s LLC, including Infinite Acquisitions, are parties to the Company Member Lock-Up Agreement. Common Units and certain shares of Class B Common Stock are subject to lock-up pursuant to the Company Member Lock-Up Agreement as described above under Item 3. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Company Member Lock-Up Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Earnout Escrow Agreement. The Issuer, Falcon’s LLC and the persons receiving Earnout Shares and Earnout Units, including Infinite Acquisitions, are parties to that Earnout Escrow Agreement, dated October 12, 2023 and effective as of October 6, 2023 (the “Earnout Escrow Agreement”), with Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as escrow agent. The Earnout Escrow Agreement governs the escrow of the Earnout Shares and the Earnout Units until such Earnout Shares and Earnout Units vest or are forfeited in accordance with the Earnout Escrow Agreement as described below.

•

Stock Price Condition: If (x) at any time during the Earnout Period the average closing share price of Class A Common Stock (the “Class A Common Stock Share Price”) over a certain measurement period is greater than $20.00, $25.00 or $30.00 or (y) prior to the Earnout Period End Date the Issuer consummates a transaction (other than the Business Combination) which results in the stockholders of the Issuer having the right to exchange their shares of Class A Common Stock for cash, securities and/or other property having an aggregate value equaling or exceeding such prices, a portion of the Earnout Units will vest and be released from escrow;

•	EBITDA Conditions:

•

Promptly following the filing of the annual report for the fiscal year ending December 31, 2023, if the EBITDA of the Issuer for one or both of the third quarter or fourth quarter in 2023 is equal to or greater than $3,449,036.50, a portion of the Earnout Units will vest and be released from escrow; provided, that if the EBITDA of the Issuer for the fiscal year ending December 31, 2023 is less than $12,416,530, no Earnout Units will be released from escrow;

•

Promptly following the filing of the applicable periodic public filing after each quarter in 2024, if the EBITDA of the Issuer for the applicable period is equal to or greater than $5,606,106, a portion of the Earnout Units will vest and be released from escrow, provided that the applicable target EBITDA of the Issuer for the fourth quarter of 2024 shall be the yearly target amount of $44,848,848 minus the sum of the actual EBITDA of the Issuer generated in the first, second and third quarters; and

•	Revenue Conditions:

•

Promptly following the filing of the annual report for the fiscal year ending December 31, 2023, if the gross revenue of the Issuer for one or both of the third quarter or fourth quarter in 2023 is equal to or greater than $17,500,000, a portion of the Earnout Units will vest and be released from escrow; provided, that if the gross revenue of the Issuer for the fiscal year ending December 31, 2023 is less than $70,000,000, no Earnout Units will be released from escrow;

•

Promptly following the filing of the applicable periodic public filing after each quarter in 2024, if the gross revenue of the Issuer for the applicable period is equal to or greater than $17,515,454, a portion of the Earnout Units will vest and be released from escrow, provided that the applicable target gross revenue of the Issuer for the fourth quarter of 2024 shall be the yearly target amount of $140,123,632 minus the sum of the actual gross revenue of the Issuer generated in the first, second and third quarters.

As a condition for any such vesting and release from escrow, Infinite Acquisitions and the other holders of the applicable Earnout Shares and/or Earnout Units are required to enter into a lock-up agreement providing that such Earnout Shares and/or Earnout Units will not be transferable (except to affiliates) for 365 days from the applicable date of release.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Earnout Escrow Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Infinite Acquisitions’s Obligations to the Founder Series. Beginning on or about February 14, 2024 and continuing on each February 14 on an annual basis (the “Annual Transfer Date”) for eight years thereafter (the “Founder Redemption Period”), Infinite Acquisitions, which is a series limited liability company under Delaware law, is obligated (such obligations, the “Founder Series Redemption Obligation”) to transfer up to an aggregate of up to 35,907,551 shares of Class A Common Stock, consisting of up to 13,441,004 shares of Class A Common Stock which may be received by Infinite Acquisitions upon redemption of an equal number of Common Units and up to an additional 22,466,547 shares of Class A Common Stock which may be received by Infinite Acquisitions upon redemption of an equal number of Common Units if such Common Units meet the criteria for release under the Earnout Escrow Agreement, in each case, to a series of Infinite Acquisitions, titled “Infinite Acquisition Partners – Founder Series” (the “Founder Series”), which is a series of Infinite Acquisitions not managed by Infinite Manager. The number of shares of Class A Common Stock to be delivered at each payment date is to be reduced by up to 20% of the amount deliverable, subject to an implied minimum share price of $10 per share. In 2021, prior to the time it was a series limited liability company under Delaware law, Infinite Acquisitions entered into agreements with former equity owners of Infinite Acquisitions to redeem their ownership interests in return for the future obligation of Infinite Acquisitions, now an obligation of the Founder Series upon Infinite Acquisitions’s conversion to a Delaware series limited liability company, to return shares of Class A Common Stock (or cash or a combination thereof, at the option of the manager of the Founder Series) to such former equity owners in installments over the Founder Redemption Period. The Founder Series Redemption Obligation provides that Infinite Acquisitions shall transfer shares of Class A Common Stock to the Founder Series on the same terms as the redemption agreements (provided such transfer shall solely be in shares, and not cash). In February 2024, Infinite Acquisitions initiated the delivery of 273,413 shares of Class A Common Stock in satisfaction of the first of the required transfers under the Founder Series Redemption Obligation.

Infinite Acquisitions’s Obligations to Strategic Partners. Infinite Acquisitions has an obligation to a series of Infinite Acquisitions titled “Infinite Acquisition Partners – Strategic Partners Series” (the “SP Series”), which is a series of Infinite Acquisitions not managed by Infinite Manager, and another former investor, (together, the “Strategic Partners”) beginning on December 31, 2023 and for a period of four years thereafter (the “SP Redemption Period”) to deliver and aggregate of 8,433,392 shares of Class A Common Stock over the SP Redemption Period (such obligation, the “Strategic Partners Redemption Obligations”). Infinite Acquisitions entered into the Strategic Partners Redemption Obligations in connection with the raising of capital for purchases in certain private placements in Falcon’s LLC occurring prior to the Business Combination in exchange for the agreement by Infinite Acquisitions (now primarily an obligation of SP Series following the conversion of Infinite Acquisitions to a series limited liability company and an obligation of Infinite Acquisitions with respect to a single former investor who did not invest through SP Series) to provide the shares of Class A Common Stock to such investors over the SP Redemption Period. In February 2024, Infinite Acquisitions initiated a delivery of 286,947 shares of Class A Common Stock in satisfaction of the first of the required transfers under the Strategic Partners Redemption Obligations.

Infinite Acquisitions has guaranteed the obligations of the SP Series to the extent, but only to the extent, that the SP Series does not comply with its obligation to timely deliver the shares of Class A Common Stock on the required dates during the SP Redemption Period.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Composite Amended and Restated Agreement and Plan of Merger, dated January 31, 2023, as amended on June 25, 2023, July 7, 2023 and September 1, 2023, by and among FAST Acquisition Corp. II, Falcon’s Beyond Global, LLC, Falcon’s Beyond Global, Inc. and Palm Merger Sub, LLC (incorporated herein by reference to Annex A to Amendment No. 4 to the Registration Statement on Form S-4 (File No. 333-269778) filed September 1, 2023).

C.

A&R Operating Agreement of Falcon’s Beyond Global, LLC, dated October 6, 2023, by and between Falcon’s Beyond Global, Inc. and each member of Falcon’s Beyond Global, LLC (incorporated by reference to Exhibit 10.2 to Falcon’s Beyond Global, Inc.’s Current Report on Form 8-K filed October 12, 2023).

D.

Form of Stockholder’s Agreement between Falcon’s Beyond Global, Inc. and each of the persons receiving Earnout Shares and Earnout Units (incorporated by reference to Exhibit 10.11 to Falcon’s Beyond Global, Inc.’s Current Report on Form 8-K filed October 12, 2023).

E.

Registration Rights Agreement, dated October 5, 2023, by and among Falcon’s Beyond Global, Inc. and each of the stockholders of Falcon’s Beyond Global, Inc. identified on the signature pages thereto (incorporated by reference to Exhibit 10.9 to the Form 8-K filed by Falcon’s Beyond Global, Inc. on October 12, 2023).

F.

Company Member Lock-Up Agreement, dated July 11, 2022, by and among Fast Acquisition Corp. II, Falcon’s Beyond Global, LLC, Palm Holdco, Inc. and the stockholder parties named therein (incorporated by reference to Annex K of the proxy statement/prospectus dated September 15, 2023, filed with the Securities and Exchange Commission on September 15, 2023 (File No. 333-269778)).

G.

Earnout Escrow Agreement, dated October 6, 2023, by and among Falcon’s Beyond Global, Inc., Falcon’s Beyond Global, LLC and each of the persons receiving Earnout Shares and Earnout Units identified on the signature pages thereto (incorporated by reference to Exhibit 10.10 to Falcon’s Beyond Global, Inc.’s Current Report on Form 8-K filed October 12, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Infinite Acquisitions Partners LLC

By:	/s/ Lucas Demerau
Name:	Lucas Demerau
Title:	President

Erudite Cria, Inc.

By:	/s/ Lucas Demerau
Name:	Lucas Demerau
Title:	President

Annex A

The following sets forth the name and principal occupation of each of the directors of Erudite Cria, Inc, each of whom is a citizen of the United States. Beneficial ownership of shares of Class A Common Stock represents shares of Class A Common Stock acquired upon redemption of Common Units in connection with the Business Combination and shares of Class A Common Stock acquired upon the conversion of shares of 8% Series A Cumulative Convertible Preferred Stock of the Issuer acquired in connection with the Business Combination.

Name	Business Address	Principal Occupation	Beneficial Ownership of Class A Common Stock
Lucas Demerau	3420 Pump Rd #356 Henrico, VA 23233	President, Infinite Acquisitions	23,999
Cory Demerau	3420 Pump Rd #356 Henrico, VA 23233	Vice President of Administration, Infinite Acquisitions	32,111
Nathan Markey	11006 Treyburn Drive Glen Allen, VA 23059	President, Seablaze Web	13,937
Todd Walters	71 Village Rd New Vernon, NJ 07976	Investment Manager	0